

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 27, 2016

Via E-mail
Ms. Ally Xie
Actions Semiconductor Co., Ltd.
No. 1, Ke Ji Si Road
Technology Innovation Coast of Hi-Tech Zone
Zhuhai, Guangdong, 519085
The People's Republic of China

> **Re:** **Actions Semiconductor Co., Ltd.**
> **Rule 13e-3 Transaction Statement on Schedule 13E-3**
> **Filed September 19, 2016 by Actions Semiconductor Co., Ltd, Supernova**
> **Investment Ltd., Starman Limited et al.**
> **File No. 005-81375**

Dear Ms. Xie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure that Merger Sub signs all future amendments to the schedule.

2. Please advise as to why the Initial Group did not file a Schedule 13D in March, when discussions appear to have begun regarding the Rule 13e-3 transaction.

3. Please advise as to why Mr. Chen and all individual shareholders holding shares through holding companies are not filing persons.

4. Please disclose throughout the document that the vote is assured, or advise us as to how this is not the case. In this regard, please provide the disclosure required by Item 1012(d) of Regulation M-A.

Reasons for the Merger and Recommendation of the Special Committee …, page 30

5. Disclosure in the first paragraph on page 31 states that the merger is "substantially" fair to shareholders. Please revise to explain the significance of this determination. Please also revise your disclosure to state unequivocally whether the Board reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders, rather than "the Company and its shareholders (including those shareholders unaffiliated with the Buyer Group)." See Item 1014(a) of Regulation M-A.

6. We note the first bullet point on page 31. Please revise to disclose the extent to which the Board's fairness determination was based on historical market prices. We do not believe that an analysis based on the 30 days prior to the announcement of the transaction addresses this factor. See Instruction 2 to Item 1014 of Regulation M-A.

7. Please expand your disclosure as to how the Board took into account the "lack of interested bidders," given that the Buyer Group had expressed an unwillingness to entertain selling their shares to a third party bidder. Likewise, on page 32, disclosure indicates that a factor in determining fairness was the ability to consider alternative acquisition proposals or offers and the ability to accept an alternative transaction proposed by a third party that is a "Superior Proposal."

8. Please quantify the "costs of regulatory compliance" for the Company.

9. Please revise the disclosure to indicate why is it a procedural safeguard that, under the terms of the merger agreement, the Board has the ability to consider any proposal regarding a Competing Transaction reasonably likely to lead to a Superior Proposal, given the unwillingness of the Buyer Group to sell to a competing bidder.

10. We note that the Board considered the purchase prices paid in previous purchases as described under the caption "Transactions in the Shares and ADSs." Please elaborate on this analysis, including the fact that the Company paid $2.30 per ADS in the 2015 tender offer.

11. We note that the Board did not consider net book value in making its fairness determination. Please disclose the net book value.

Position of the Buyer Group as to the Fairness of the Merger, page 35

12. Please revise your disclosure to state unequivocally whether the Buyer Group reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders, rather than "the Company and its shareholders (including those shareholders unaffiliated with the Buyer Group)." See Item 1014(a) of Regulation M-A.

13. Please revise to disclose the extent to which the Buyer Group's fairness determination was based on historical market prices. We do not believe that an analysis based on the 30 days prior to the announcement of the transaction addresses this factor. See Instruction 2 to Item 1014 of Regulation M-A.

14. Please revise your disclosure to clarify how the Company's ability to terminate the merger agreement in order to accept a Superior Proposal is an element of fairness, given the unwillingness of the Buyer Group to sell to a competing bidder.

Certain Financial Projections, page 37

15. Disclosure appears to indicate that Company revised its projections in connection with the Rule 13e-3 transaction. Please disclose all projections materially related to transaction, including without limitation those contained in the preliminary presentation by the financial advisor.

Opinion of the Independent Committee's Financial Advisor, page 38

16. We note that the financial advisor disclaims responsibility with respect to data, material and other information used in its analysis. We note similar language in the opinion. Please revise to eliminate this disclaimer.

17. We note disclosure that the financial advisor's opinion should not be construed as creating any fiduciary duty on its part to investors. We note similar language in the opinion. We believe that this language is inconsistent with the balance of the disclosure addressing the fairness to shareholders of the proposed transaction from a financial perspective. Please revise.

18. Please disclose the results of the earlier liquidation analysis contained in the preliminary presentation, as well as those parts of the analysis which are material to understanding the differing results.

<u>Other Matters, page 44</u>

19. Please disclose the portion of the fee which was paid upon execution of the engagement letter, the portion paid upon the delivery of the opinion, and the portion which will become payable upon closing of the merger.

<u>Alternatives to the Merger, page 48</u>

20. Please revise the disclosure in the final paragraph to indicate how the Special Committee took into account the possibility of a Superior Proposal, given the unwillingness of the Buyer Group to sell to a competing bidder.

<u>Financial Information, page 82</u>

21. Please disclose the ratio of earnings to fixed charges. See Item 1010(c)(4) of Regulation M-A.

<u>Purchases by the Company, page 88</u>

22. Please complete the chart for the past two years, and disclose the range of prices paid. See Item 1002(f) of Regulation M-A.

<u>Annex D</u>

23. Please disclose telephone numbers for all filing persons. See Item 1003(a) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Julian Lin, Esq.
        Jones Day